SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

agilon health, inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00857U 10 7

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00857U 10 7

1	NAMES OF REPORTING PERSONS CD&R Vector Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of shares beneficially owned by each reporting person with:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 194,611,308
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 194,611,308

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,611,308
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.3%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Based on 411,854,786 shares of common stock outstanding as of October 31, 2022, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2022 (the “Form 10-Q”).

CUSIP No. 00857U 10 7

1	NAMES OF REPORTING PERSONS CD&R Investment Associates IX, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of shares beneficially owned by each reporting person with:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 194,611,308
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 194,611,308

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,611,308
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.3%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 411,854,786 shares of the Issuer’s common stock outstanding as of October 31, 2022, as reported in the Issuer’s Form 10-Q.

CUSIP No. 00857U 10 7

1	NAMES OF REPORTING PERSONS CD&R Associates IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of shares beneficially owned by each reporting person with:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 194,611,308
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 194,611,308

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,611,308
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.3%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 411,854,786 shares of the Issuer’s common stock outstanding as of October 31, 2022, as reported in the Issuer’s Form 10-Q.

CUSIP No. 00857U 10 7

Item 1.

(a)	Name of Issuer:

agilon health, inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

6210 E. Highway 290, Suite 450

Austin, Texas 78723

Item 2.

(a)	Name of Person Filing:

This filing is being made on behalf of (each, a “Reporting Person”):

CD&R Vector Holdings, L.P.

CD&R Investment Associates IX, Ltd.

CD&R Associates IX, L.P.

(b)	Address of Principal Business Office or, if none, Residence

The principal business office of each Reporting Person is c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, New York, New York 10152.

(c)	Citizenship:

Each Reporting Person is organized under the laws of the Cayman Islands.

(d)	Title of Class of Securities:

Common stock, par value $0.01 per share (the “Common Stock”)

(e)	CUSIP Number:

00857U 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

(b)	Percent of class:

See the responses to Item 11 on the attached cover pages. The percentages reported in Item 11 on the attached cover pages are based upon an aggregate of 411,854,786 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2022.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See the responses to Item 8 on the attached cover pages.

194,611,308 shares of Common Stock are held directly by CD&R Vector Holdings, L.P. and may be deemed to be beneficially owned by CD&R Investment Associates IX, Ltd., as the general partner of CD&R Vector Holdings, L.P. CD&R Investment Associates IX, Ltd. expressly disclaims beneficial ownership of the shares of Common Stock directly held by CD&R Vector Holdings, L.P. Investment and voting decisions with respect to the shares of Common Stock held by CD&R Vector Holdings, L.P. are made by an investment committee of limited partners of CD&R Associates IX, L.P., currently consisting of more than ten individuals, each of whom is also an investment professional of Clayton, Dubilier & Rice, LLC (the “Investment Committee”). All members of the Investment Committee expressly disclaim beneficial ownership of the shares of common stock directly held by CD&R Vector Holdings, L.P. CD&R Investment Associates IX, Ltd. is managed by two directors. Donald J. Gogel and Nathan K. Sleeper, as the directors of CD&R Investment Associates IX, Ltd., may be deemed to share beneficial ownership of the shares of Common Stock directly held by CD&R Vector Holdings, L.P. Such persons expressly disclaim such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

CD&R VECTOR HOLDINGS, L.P.	By: CD&R Investment Associates IX, Ltd., its general partner

/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R INVESTMENT ASSOCIATES IX, LTD.	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R ASSOCIATES IX, L.P.	By: CD&R Investment Associates IX, Ltd., its general partner

/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary